Investment Grade R.E. Income Fund, L.P.

831 State Street, Suite 280

Santa Barbara

CALIFORNIA 93101

July 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christine Westbrook

Re:	Investment Grade R.E. Income Fund, L.P.
Registration Statement on Form 1-A POS (Registration No. 024-11181)

Ladies and Gentlemen:

Investment Grade R.E. Income Fund, L.P. (the “Registrant”) by this correspondence and as requested by the Commission is withdrawing its request for an accelerated review of the above referenced Registration Statement as requested by letter submitted via EDGAR on July 13, 2021. Should you require anything further on this matter, please notify Jason E. Luhan at (949) 279-9432.

Very truly yours,

Investment Grade R.E. Income Fund, L.P.

By:	/s/ Jason E. Luhan